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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

WIMM-BILL-DANN FOODS OJSC
(Name of Subject Company)

WIMM-BILL-DANN FOODS OJSC
(Name of Person Filing Statement)

American Depositary Shares, Each Representing
One-fourth of One Ordinary Share, Par Value 20 Russian Rubles Per Share
(Title of Class of Securities)

97263M109
(AMERICAN DEPOSITARY SHARES)
(CUSIP Number of Class of Securities)

Roman Bolotovsky
General Counsel
16 Yauzsky Boulevard
Moscow 109028, Russian Federation
+7 (495) 925-58-05
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With a Copy to:
Alexander F. Cohen
Latham & Watkins LLP
555 11th Street, N.W., Suite 1000
Washington, D.C. 20004
(202) 637-2200

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

        (a) Name and Address.

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying Exhibits, as amended or supplemented from time to time, the "Statement") relates is Wimm-Bill-Dann Foods OJSC, an open-joint stock company organized under the laws of the Russian Federation ("WBD"). The address of the principal executive offices of WBD is 16 Yauzsky Boulevard, Moscow 109028, Russian Federation. The telephone number of WBD at its principal executive offices is +7 (495) 925-58-05.

        (b) Securities.

        The title of the class of equity securities to which this Statement relates is WBD's American Depositary Shares ("ADSs"), each representing one-fourth of one ordinary share of WBD, par value 20 Russian rubles per share ("Shares"). As of March 9, 2011, there were 44,000,000 Shares outstanding (including Shares underlying ADSs and Global Depositary Shares ("GDSs"), each representing one-fourth of one Share).

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) Name and Address.

        The name, business address and telephone number of WBD, which is the subject company and the person filing this Statement, are set forth above in Item 1, "Subject Company Information."

        (b) Tender Offer.

        This Statement relates to the tender offer by Pepsi-Cola (Bermuda) Limited, a company incorporated under the laws of Bermuda ("Purchaser") and a subsidiary of PepsiCo, Inc., a North Carolina corporation ("PepsiCo" and collectively with Purchaser and PepsiCo's other subsidiaries, the "PepsiCo Group"), to purchase all outstanding ADSs of WBD, at a purchase price of 970.925 Russian rubles per ADS, without interest (such price, or any such higher price per ADS as may be paid in the U.S. Offer, referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 10, 2011 (the "U.S. Offer to Purchase") and in the related ADS Letter of Transmittal (which, together with any amendments or supplements to the U.S. Offer to Purchase and the ADS Letter of Transmittal, collectively constitute the "U.S. Offer"). The Offer Price is payable in U.S. dollars as converted during the period it takes to complete the conversion following receipt of the Russian ruble payment by Deutsche Bank Trust Company Americas, the tender agent for the U.S. Offer. The Russian rubles will be converted to U.S. dollars at the spot market conversion rates available to Deutsche Bank Trust Company Americas (the "ADS Depositary") during that period and paid to tendering ADS holders using the weighted average of the conversion rates, less fees under the ADS depositary agreement of $0.05 per tendered ADS for cancellations and $0.02 per tendered ADS for cash distributions and applicable taxes and other governmental charges, if any.

        The U.S. Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by PepsiCo and Purchaser with the Securities and Exchange Commission (the "Commission") on March 10, 2011. According to the U.S. Offer to Purchase, the U.S. Offer will expire at 12:00 p.m. noon, New York City time, on Monday, May 16, 2011. Copies of the U.S. Offer to Purchase and the related ADS Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Statement, respectively, and are hereby incorporated in this Statement by reference.

        According to the U.S. Offer to Purchase, there are no conditions to the U.S. Offer and all ADSs validly tendered and not withdrawn will be accepted.

        According to the U.S. Offer to Purchase, Purchaser currently owns approximately 77% of the ordinary shares of WBD, which Purchaser acquired (i) pursuant to an agreement (the "Purchase Agreement") with certain shareholders and subsidiaries of WBD to acquire Shares, ADSs and GDSs and (ii) through open-market purchases of ADSs conducted prior to the announcement of the U.S. Offer. Under Russian law, as a result of Purchaser's ownership interest in WBD, Purchaser is required to launch a separate, mandatory cash tender offer in the Russian Federation for all outstanding ordinary shares of WBD (the "Russian Offer" and, together with the U.S. Offer, the "Offers") for 3,883.70 Russian rubles per ordinary share, which is the same price being offered in the U.S. Offer (before adjustments to reflect the four-to-one ratio of ADSs to ordinary shares, before foreign currency conversion, before fees under the ADS depositary agreement of $0.05 per tendered ADS for cancellations and $0.02 per tendered ADS for cash distributions and before applicable taxes and other governmental charges, if any). The price being offered in the Russian Offer (and by extension the price being offered in the U.S. Offer) was established in accordance with Russian law. The Russian Offer acceptance period will expire three business days after the expiration of the U.S. Offer at 6:00 p.m., Moscow time, on Thursday, May 19, 2011.

        The U.S. Offer to Purchase states that Purchaser is a company incorporated under the laws of Bermuda in 1957, with principal executive offices at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. The telephone number of Purchaser's principal executive offices is 441-295-9102. Purchaser is a holding company for a number of PepsiCo's foreign investments and is indirectly owned and controlled by PepsiCo.

        The U.S. Offer to Purchase states that PepsiCo is a North Carolina corporation, originally incorporated as a Delaware corporation in 1919, and reincorporated in North Carolina in 1986, with principal executive offices at 700 Anderson Hill Road, Purchase, New York, NY 10577. The telephone number of PepsiCo's principal executive offices is 914-253-2000.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described below in this Item 3, to the knowledge of WBD, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between WBD or its affiliates and (i) WBD's executive officers, directors or affiliates, or (ii) PepsiCo, Purchaser or their respective executive officers, directors or affiliates.

Agreements, Arrangements and Transactions between WBD and its Directors, Executive Officers and Affiliates.

        Interests of Certain Persons.    As described above, Purchaser currently owns approximately 77% of the ordinary shares of WBD, which Purchaser acquired from certain selling shareholders pursuant to the Purchase Agreement and through open-market purchases of ADSs conducted prior to the announcement of the U.S. Offer. For more information regarding the selling shareholders, see "Item 6. Interest in Securities of the Subject Company" below. Due to the fact that Purchaser has a substantial ownership interest in WBD, Purchaser may be deemed to have certain interests in the Offers that are different from or in addition to the interests of WBD's other holders of Shares and ADSs generally.

Agreements, Arrangements and Transactions with PepsiCo and Purchaser.

        Loan Agreements.    To finance a portion of the Offers, and hedge its foreign exchange risk, members of the PepsiCo Group entered into term loan agreements on an arms-length basis with two WBD subsidiaries, Wimm Bill Dann Finance Cyprus Ltd. ("WBD Finance Cyprus") and Wimm-Bill-Dann Finance Co. Ltd. ("WBD Finance"), in the principal amounts of 31,372,571,970 Russian rubles and 7,355,475,000 Russian rubles, respectively. These funds were received by each of WBD Finance Cyprus and WBD Finance from the sale of ADSs and/or Shares to Purchaser pursuant to the Purchase Agreement. The loan agreements are unsecured, mature on February 4, 2014, and bear an interest rate per annum equal to 9.95%, payable semi-annually and on the maturity date. The loan agreements are filed as Exhibits (e)(1) and (e)(2) to this Statement. Reference is made to such Exhibits for a more complete description of the terms and conditions of the loan agreements, and such Exhibits are incorporated herein by reference.

Actual or Potential Conflicts of Interest

        In considering the recommendations of the board of directors of WBD (the "WBD Board") with respect to the U.S. Offer, and the fairness of the consideration to be received in the U.S. Offer, holders of ADSs should be aware that certain affiliates of WBD have interests in the U.S. Offer which are described above. The WBD Board was aware of these potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation—(b)(ii) Reasons for the Recommendation of the Board of Directors."

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

        (a) Recommendation of the WBD Board.

        At a meeting of the WBD Board held on March 10, 2011, the WBD Board unanimously (i) determined that (A) the purchase price per Share set forth in the Russian Offer is fair and reasonable and complies with the requirements of Russian Law and (B) the purchase price per ADS set forth in the U.S. Offer is fair and reasonable and (ii) recommended that (A) holders of Shares accept the Russian Offer and (B) holders of ADSs accept the U.S. Offer and tender their ADSs into the U.S. Offer.

        Accordingly, the WBD Board recommends that the holders of ADSs accept the U.S. Offer and tender their ADSs to Purchaser in the U.S. Offer.

        (b)(i) Background of the Offers.

        In late June 2010, Ramon Laguarta, PepsiCo's General Manager for Eastern Europe, and David Iakobashvili, a Director on the WBD Board and a selling shareholder under the Purchase Agreement (a "Selling Shareholder"), had an introductory meeting during which they discussed, among other things, the current conditions in the dairy industry and market conditions and dynamics in Russia.

        In late July 2010, at Mr. Iakobashvili's suggestion, Mr. Laguarta and other PepsiCo executives had an introductory meeting with Tony Maher, the Chief Executive Officer of WBD and a Selling Shareholder, and Mikhail Dubinin, a Director on the WBD Board and a Selling Shareholder, and Marina Kagan, WBD's Head of Public Affairs, at WBD's offices in Moscow. The executives discussed, among other things, the current dairy industry and market conditions and dynamics in Russia. They also had preliminary discussions regarding potential opportunities for collaboration involving their respective companies although they did not discuss PepsiCo potentially acquiring WBD.

        During the late summer and early fall of 2010, Mr. Laguarta and Mr. Maher had periodic and informal meetings and conversations regarding potential collaborative opportunities and combinations involving their respective companies and/or lines of business although they did not discuss PepsiCo potentially acquiring WBD. Also during this time, PepsiCo considered and evaluated potential strategic opportunities involving WBD's dairy business based on WBD's publicly available information.

        In late August 2010, Mr. Laguarta met with Mr. Maher, Ms. Kagan and Sergey Plastinin, Chairman of the WBD Board and a Selling Shareholder, in WBD's offices in Moscow and discussed, among other things, potential strategic opportunities involving PepsiCo and WBD, including possible joint ventures involving WBD's dairy business.

        In late September 2010, PepsiCo provided WBD with a draft confidentiality agreement. A confidentiality agreement was entered into by the parties on October 12, 2010. During this period, PepsiCo continued to consider and evaluate WBD's business and a broad range of potential strategic opportunities involving PepsiCo and WBD, including PepsiCo acquiring a minority stake in WBD, formation of a joint venture between the companies and an acquisition of WBD by PepsiCo.

        During the month of October 2010, Mr. Laguarta and other PepsiCo representatives met with Mr. Maher and Dmitry Ivanov, WBD's Chief Financial Officer and a Selling Shareholder, at WBD's offices in Moscow. The WBD representatives presented information on a variety of topics, including WBD's supply chain, distribution and milk supply.

        On October 17, 2010, following those meetings, Indra K. Nooyi, PepsiCo's Chairman and Chief Executive Officer, Zein Abdalla, PepsiCo Europe's Chief Executive Officer, and Mr. Laguarta met with Mr. Maher, Mr. Iakobashvili, and Mr. Plastinin in Moscow and discussed, among other things, potential strategic opportunities relating to WBD's dairy business, including the possibility of a potential acquisition of WBD by PepsiCo.

        Over the next few days, WBD contacted and retained J.P. Morgan Securities Inc. (the "Financial Advisor") to provide financial advisory services to WBD in connection with a potential business combination involving PepsiCo and WBD. In addition, WBD engaged Latham & Watkins LLP ("Latham") to provide legal services related to such potential business combination.

        In late October 2010, PepsiCo sent WBD an initial set of due diligence requests. From that time until the beginning of December 2010, PepsiCo conducted pre-announcement due diligence on WBD.

        In early November 2010, PepsiCo representatives, including Hugh F. Johnston, PepsiCo's Chief Financial Officer, Mr. Abdalla, Tim Heaviside, PepsiCo's Senior Vice President and General Counsel, Thomas Tamoney, PepsiCo's Senior Vice President and Assistant General Counsel and Mr. Laguarta, along with representatives of PepsiCo's legal and financial advisors, met with Mr. Maher and Marina Kagan, WBD's Head of Public Affairs, in London. The Financial Advisor and Latham also participated in these meetings. The representatives of the respective companies discussed, among other things, a potential acquisition of WBD by PepsiCo, including potential acquisition structures and timing.

        In mid-November 2010, representatives of PepsiCo, WBD, and their respective legal and financial advisors met in Moscow to discuss a potential acquisition of the Selling Shareholders' WBD securities by PepsiCo. At these meetings, PepsiCo communicated to WBD a preliminary proposal by PepsiCo to acquire the Selling Shareholders' WBD securities for $126.00 per Share ($31.50 per ADS and GDS).

        Also during this period, Purchaser's legal counsel, Davis Polk & Wardwell LLP ("Davis Polk") provided a draft purchase agreement to WBD and its advisors, and the parties discussed the structure and terms and conditions of a potential acquisition of the Selling Shareholders' WBD securities by PepsiCo.

        At these meetings in Moscow, PepsiCo and WBD continued to discuss, among other things, the consideration to be paid by PepsiCo in a potential acquisition of the Selling Shareholders' WBD securities. Following negotiations, the parties agreed to propose and recommend to their respective constituencies a potential acquisition of the Selling Shareholders' WBD securities by PepsiCo at a price of $132.00 per Share ($33.00 per ADS and GDS). PepsiCo indicated that its willingness to acquire the securities at that price was expressly subject to its completion of additional pre-signing due diligence, the negotiation and finalization of definitive documentation and the approval of PepsiCo's Board of Directors (the "PepsiCo Board"). Further, PepsiCo communicated that the Selling Shareholders would need to approve the terms and conditions of the acquisition and pledge their unencumbered WBD securities to PepsiCo upon the parties entering into a purchase agreement. Following this preliminary agreement on price, PepsiCo executives met with certain of the Selling Shareholders and discussed the potential acquisition of their WBD securities by PepsiCo.

        Following these meetings in Moscow, representatives of PepsiCo and its advisors participated in conference calls with their counterparts regarding the potential acquisition. In particular, representatives of Davis Polk and Latham continued to negotiate the terms and conditions of the potential acquisition and related documentation and PepsiCo and its advisors continued to perform due diligence on WBD.

        On November 29, 2010, Mr. Maher informed the independent members of WBD's Board about the agreement with PepsiCo. No formal WBD Board meeting took place and no resolution was discussed or passed in connection with the transaction.

        On December 1, 2010, the PepsiCo Board held a special telephonic meeting. During the meeting, the PepsiCo Board, PepsiCo executives and representatives of PepsiCo's advisors in attendance discussed the potential acquisition of WBD by PepsiCo. Following discussions, the PepsiCo Board authorized PepsiCo to enter into definitive documentation relating to the proposed acquisition of the Selling Shareholders' WBD securities by PepsiCo at a price of $132 per Share ($33 per ADS and GDS).

        Following the PepsiCo Board meeting, PepsiCo, Purchaser, and certain shareholders of WBD entered into definitive agreements pursuant to which PepsiCo would acquire WBD securities representing approximately 66% of the outstanding Shares of WBD. The transaction was announced by a joint press release issued by PepsiCo and WBD on December 2, 2010.

        Between December 2, 2010 and January 31, 2011, as disclosed in PepsiCo's Schedule 13D filings, Purchaser acquired a total of approximately 19.5 million ADSs (representing approximately 11% of the outstanding Shares) through open-market purchases at a weighted average price of $32.11 per ADS.

        On January 28, 2011, PepsiCo announced that it had received all Russian regulatory approvals required in order to complete the transactions under the Purchase Agreement and, on February 3, 2011, Purchaser completed its acquisition of securities representing approximately 66% of the outstanding Shares of WBD pursuant to the Purchase Agreement. The acquisition increased Purchaser's total ownership of WBD to the current level of approximately 77% of the outstanding Shares.

        On March 10, 2011, Purchaser commenced the Offers.

        At a meeting of the WBD Board held on March 10, 2011, the WBD Board unanimously (i) determined that (A) the purchase price per Share set forth in the Russian Offer is fair and reasonable and complies with the requirements of Russian Law and (B) the purchase price per ADS set forth in the U.S. Offer is fair and reasonable and (ii) recommended that (A) holders of Shares accept the Russian Offer and (B) holders of ADSs accept the U.S. Offer and tender their ADSs into the U.S. Offer.

          (b)(ii) Reasons for the Recommendation of the WBD Board of Directors.

        In reaching its recommendation described above in paragraph (a) of this Item 4, the WBD Board considered a number of factors, including the following:

        1.    Offer Price in Relation to Recent Trading Prices.    The WBD Board considered the relationship of the Offer Price to the recent market prices of the ADSs. The Offer Price represents (i) a premium of approximately 35% over the $24.50 closing sale price of the ADSs on the New York Stock Exchange ("NYSE") on December 1, 2010, the last full trading day before the public announcement of the Purchase Agreement, and (ii) a premium of approximately 33% over the average closing sales price of the ADSs on the NYSE for the preceding 20 trading days.

        2.    Certainty of Consideration and Payment.    The WBD Board considered the fact that the U.S. Offer is an all cash tender offer and, therefore, the value of consideration that the holders of the ADSs will receive in the U.S. Offer is fixed and certain. The WBD Board also considered the size and financial position of Purchaser and PepsiCo and their ability to pay the Offer Price.

        3.    WBD's Operating and Financial Condition.    The WBD Board considered the current and historical financial condition and results of operations of WBD, as well as its near and long term prospects and strategic objectives, including the risks and uncertainties in achieving those prospects and objectives. In particular, the WBD Board considered WBD's revenues historically and expectations over the near and long term, WBD's prospects for achieving sufficient revenue growth needed to offset its operating expenses, and the risks inherent in WBD's business model, as well as other risks and uncertainties discussed in WBD's filings with the Commission.

        4.    Potential Illiquid Trading Markets for ADSs and Shares Following the Completion of the Offers.    The WBD Board considered the fact that, promptly following the completion of the U.S. Offer, Purchaser intends to cause WBD to (i) delist ADSs from the NYSE, (ii) terminate the ADSs depositary agreement and (iii) make a filing with the Commission requesting termination of the registration of the ADSs under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which may result in WBD's reporting obligations under the Exchange Act being suspended and its Exchange Act registration being terminated. In addition, the WBD Board noted that, if permitted under applicable law, Purchaser intends to delist the Shares from the Russian Trading System. To the extent Purchaser causes WBD to take the actions discussed above, the WBD Board considered that the absence of an active trading market would reduce the liquidity and market value of the ADSs and the underlying Shares.

        5.    Potential Conflicts of Interest.    The WBD Board was aware of the potential conflicts of interest between WBD, on the one hand, and certain of WBD's affiliates, on the other hand, in the Offers discussed in this Statement under "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

        The WBD Board also considered certain negative factors, including the following:

  •
  the fact that holders of ADSs will generally be required to pay taxes on any gains that result from their receipt of the cash consideration in the U.S. Offer; and

  •
  the fact that the holders of Shares and ADSs would have no continuing equity interest in WBD following the Offers and therefore would not participate in any potential future growth or earnings or any potential future transaction that might occur at a later time if WBD remained public.

        The WBD Board believes that, overall, the potential benefits of the Offers to the holders of Shares and ADSs outweigh the risks of the Offers. In analyzing the Offers, WBD's management and the WBD Board were assisted and advised by WBD's legal counsel, who reviewed various legal and other considerations.

        The foregoing discussion of factors considered and given weight by the WBD Board is not intended to be exhaustive, but includes the material factors considered. In view of its many considerations, the WBD Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the WBD Board may have given different weights to the various factors considered. After weighing all of these considerations, the WBD Board unanimously (i) determined that (A) the purchase price per Share set forth in the Russian Offer is fair and reasonable and complies with the requirements of Russian Law and (B) the purchase price per ADS set forth in the U.S. Offer is fair and reasonable and (ii) recommended that (A) holders of Shares accept the Russian Offer and (B) holders of ADSs accept the U.S. Offer and tender their ADSs into the U.S. Offer.

        (c) Intent to Tender.

        To the knowledge of WBD after reasonable inquiry, all of WBD's executive officers, directors and affiliates (other than members of the PepsiCo Group) that own Shares and/or ADSs currently intend to tender or cause to be tendered (i) all Shares held of record or beneficially owned by such person or entity pursuant to the Russian Offer and (ii) all ADSs held of record or beneficially owned by such person or entity pursuant to the U.S. Offer.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

        WBD entered into an engagement letter (the "Engagement Letter") with the Financial Advisor under which it retained the Financial Advisor to provide it with financial advice and assistance in connection with a potential strategic transaction which resulted in the Purchase Agreement and the Offers. Pursuant to the Engagement Letter, WBD has (i) paid the Financial Advisor a fee of $7 million in connection with the financial advice it provided to the WBD Board prior to the public announcement of the Purchase Agreement and (ii) agreed to pay the Financial Advisor an additional fee of up to $1.5 million, payable at WBD's sole discretion based on its good faith assessment of the Financial Advisor's performance pursuant to the Engagement Letter. WBD has also agreed to reimburse the Financial Advisor for certain of its reasonable expenses, including attorneys' fees, incurred in connection with its engagement. In addition, WBD has agreed to indemnify the Financial Advisor, any of its subsidiaries and affiliates and any of their respective directors, officers, employees and agents, along with the Financial Advisor's parent company, any of its subsidiaries and their respective directors, officers, employees and agents against certain liabilities and expenses, relating to or arising out of the Financial Advisor's engagement.

        Neither WBD nor any person acting on its behalf has directly or indirectly employed, retained or compensated or agreed to compensate any person to make solicitations or recommendations to holders of Shares or ADSs on its behalf concerning the Offers.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Except as set forth below, no transactions in Shares or ADSs have been effected during the past 60 days by WBD or any subsidiary of WBD or, to the knowledge of WBD, by any executive officer, director or affiliate of WBD.

        Between December 2, 2010 and January 31, 2011, as disclosed in PepsiCo's Schedule 13D filings, Purchaser acquired a total of 19.5 million ADSs in open-market purchases at a weighted average price of $32.11 per ADS.

        The following table sets forth the number of Shares, ADSs and/or GDSs sold by each Selling Shareholder to Purchaser on February 3, 2011, at a price of $132 per Share ($33 per ADS and GDS) pursuant to the Purchase Agreement.

Name	Shares	Shares underlying GDRs	Shares underlying ADRs	Total
Gavril A. Yushvaev	7,590,880	1,038,638	0	8,629,518
David Iakobachvili	3,814,852	803,783	0	4,618,635
Mikhail V. Dubinin	1,809,260	0	0	1,809,260
Sergei A. Plastinin	1,373,604	0	0	1,373,604
Alexander S. Orlov	1,201,064	100,000	0	1,301,064
Mikhail I. Vishnaykov	200,000	100,000	0	300,000
Aladoro Limited	200,000	0	0	200,000
Wimm Bill Dann Finance Cyprus Ltd.	3,725,000	0	4,355,300	8,080,300
Wimm-Bill-Dann Finance Co. Ltd.	2,269,478	0	0	2,269,478
Tony D. Maher	400,000	0	0	400,000
Dmitry V. Ivanov	10,450	0	0	10,450

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in this Statement, WBD is not currently undertaking or engaged in any negotiations in response to the Offers which relates to or would result in (1) a tender offer for or other acquisition of WBD's securities by WBD, any subsidiary of WBD or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving WBD or any subsidiary of WBD, (3) a purchase, sale or transfer of a material amount of assets of WBD or any subsidiary of WBD, or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of WBD.

        Except as set forth in this Statement, there are no transactions, resolutions of the WBD Board, agreements in principle, or signed contracts in response to the Offers that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

Russian Mandatory Tender Offer and the Dual Offer Structure

        As a result of Purchaser's acquisition of more than 30% of the outstanding Shares pursuant to the Purchase Agreement, Purchaser is required, under Russian law to commence the Russian Offer for all remaining outstanding Shares, wherever located, including Shares underlying the ADSs and GDSs. Russian law, however, prohibits the inclusion of the ADSs themselves in the Russian Offer. To facilitate the participation of ADS holders in the Russian Offer, Purchaser is commencing a separate offer, the U.S. Offer, which is open to all ADS holders.

        GDS holders may not tender their GDSs into either of the Offers. However, if you hold GDSs and wish to surrender your GDSs for delivery of the underlying Shares, you need to contact the GDS Depositary at +1 (212) 250-9100 or +44-207-547-6500 or whichever entity issued the GDSs to you and which holds the underlying Shares. Only once you have surrendered your GDSs and become a holder of the underlying Shares will you be able to participate in the Russian Offer by tendering those Shares into the Russian Offer. Please contact Orient Capital at +44-207-776-7574 for information on how to participate in the Russian Offer. Please note that the process of surrendering GDSs and becoming a holder of the underlying Shares is a lengthy one which involves, among other things, your opening either a custodial account with a local custodian and Russian nominee or a personal account with WBD's registrar, Novy Registrator ZAO. You will need to commence this process well in advance of the expiration of the Russian Offer, which will occur at 6:00 p.m., Moscow time, on Thursday, May 19, 2011 (the "Russian Expiration Date"). Please note that there are risks to undertaking this process insufficiently in advance of the expiration of the Russian Offer.

        If you hold Shares, you may participate in the Russian Offer by submitting the required documentation to WBD's registrar, Novy Registrator ZAO, before the Russian Expiration Date and by taking all actions necessary to effect the transfer and re-registration of your Shares. For information regarding how to tender your Shares into the Russian Offer or to obtain a copy of the Russian mandatory tender offer document, contact Orient Capital at +44-207-776-7574. If you hold Shares through a custodian, you should instruct your custodian to transfer your Shares to Purchaser on your behalf in accordance with the terms of the Russian Offer.

        Under Russian law, the Russian Offer must be implemented in the following manner:

  •
  the Russian Offer must be open for the tender of all Shares, wherever located, but cannot include ADSs;

  •
  Purchaser must pay in Russian rubles for Shares tendered in the Russian Offer;

  •
  the offer price per Share in the Russian Offer must be no less than (i) the highest price at which Purchaser directly or indirectly acquired or offered to acquire Shares (not including acquisitions of or offers to acquire ADSs or GDSs) during the six months prior to delivery of the mandatory tender offer materials to WBD; and (ii) the weighted average price for Shares as quoted by a Russian stock exchange during the six months preceding Purchaser's filing of the Russian Offer documents with the Russian Federal Service for Financial Markets (the "FSFM"). Accordingly, the price per Share to be paid in the Russian Offer is 3,883.70 Russian rubles, which is equal to the purchase price of $132 per Share paid pursuant to the Purchase Agreement, converted into Russian rubles at the Central Bank of Russia exchange rate on the date of the completion of the transactions contemplated by the Purchase Agreement;

  •
  Purchaser was required to launch the Russian Offer on or around March 10, 2011;

  •
  the Russian Offer must expire between 70 and 80 days after commencement and Purchaser was required to specify the expiration date when Purchaser filed the Russian Offer documents with the FSFM. The Russian Offer will expire at the Russian Expiration Date, 70 days after commencement and this expiration date can only be extended in certain limited circumstances;

  •
  to effect the transfer of tendered Shares to Purchaser, in addition to an acceptance notice, holders of Shares must submit certain other documentation within fifteen days after the Russian Expiration Date, and Purchaser will be required to pay for tendered Shares within fifteen days after receipt of all required documents evidencing transfer of title to such tendered Shares to Purchaser; and

  •
  withdrawal rights in the Russian Offer are as specified by Russian law. Russian law does not specifically provide for the same withdrawal rights that are provided under U.S. law. Under Russian law, however, only the last tender offer acceptance notice submitted by the tendering shareholder is valid, meaning a shareholder can submit amended acceptance notices at any time while the Russian Offer is open, which can decrease the number of Shares tendered, but not to less than one Share. Furthermore, Russian law allows shareholders who submitted acceptance notices to withdraw all tendered Shares, if a competing tender offer is made by a third party and such shareholders are willing to tender their Shares into the competing offer.

Possible Effects of the Offers on the Market for ADSs

        Under Russian law, if Purchaser acquires more than 95% of the Shares as a result of the Russian Offer, two separate rights arise: a buy-out right on the part of holders of Shares and a squeeze-out demand right on the part of the PepsiCo Group.

  Russian Law Buy-out Right

        Article 84.7 of Federal Law No. 208-FZ "On Joint Stock Companies," dated December 26, 1995 (as amended, the "Russian JSC Law") would require Purchaser to purchase all of WBD's remaining Shares upon the remaining shareholders' request. If Purchaser crosses the 95% threshold, Purchaser will have 35 days to notify WBD's remaining shareholders of their ability to exercise their buy-out right (the "Buy-Out Notice"). The Buy-Out Notice would have to be provided to the FSFM for its review at least fifteen days before it is provided to WBD, after which WBD would send the Buy-Out Notice to the remaining shareholders.

        In the Buy-Out Notice, Purchaser would be required to state the price at which it would be willing to purchase the remaining shareholders' Shares. The buy-out price must be paid in Russian rubles and cannot be less than the highest of the following amounts:

  •
  3,833.70 Russian rubles (the offer price per Share paid in the Russian Offer);

  •
  the weighted average price of Shares as quoted by Russian stock exchanges during the six month period preceding the date on which the Buy-Out Notice is sent to the FSFM or, if not available, the market value, as determined by an independent appraiser;

  •
  the highest price at which Purchaser directly or indirectly acquired or offered to acquire Shares during the six month period preceding the date on which the Buy-Out Notice is sent to the FSFM; and

  •
  the highest price at which Purchaser directly or indirectly acquired or offered to acquire any Shares after the completion of the Russian Offer.

        The Buy-Out Notice must include the details of a bank guarantee in an amount equal to the aggregate payment price that would be due if all remaining shareholders demanded the purchase of their shares at the price specified in the Buy-Out Notice.

        After the Buy-Out Notice is sent to the remaining shareholders, they have a six-month period during which they may demand that Purchaser purchase their Shares. If Purchaser failed to timely send the Buy-Out Notice (unless it timely sent a squeeze-out demand notice instead of a Buy-Out Notice, as further discussed below), the remaining shareholders' buy-out rights would be extended for a one-year period from the date on which they learned that their buy-out rights had arisen (but in any case not earlier than upon expiration of the 35 days available for sending the Buy-Out Notice), and the shareholders would become entitled to file a buy-out demand without receiving a Buy-Out Notice.

  Russian Law Squeeze-out Demand Right

        In addition to or in lieu of sending a Buy-Out Notice, as described above, if Purchaser acquires at least 10% of the outstanding Shares in the Russian Offer and its ownership exceeds 95% (the "Squeeze-Out Requirement"), Article 84.8 of the Russian JSC Law will allow Purchaser to demand that the remaining shareholders sell their Shares to Purchaser, which is referred to as the "squeeze-out."

        If the Squeeze-Out Requirement is met, to commence the squeeze-out, Purchaser would be required to send a squeeze-out demand notice (the "Squeeze-Out Notice"), which includes the price offered in the squeeze-out, to WBD within six months from the expiration of the Russian Offer demanding that the remaining shareholders sell their Shares to Purchaser. The Squeeze-Out Notice must be provided to the FSFM for its review at least fifteen days before it is sent to WBD. WBD would then forward the Squeeze-Out Notice to the remaining shareholders. If Purchaser sends the Squeeze-Out Notice to the remaining shareholders before the expiration of the 35-day period during which Purchaser must otherwise send a Buy-Out Notice, the remaining shareholders' buy-out rights will be pre-empted and extinguished.

        The purchase price specified in the Squeeze-Out Notice must be in Russian rubles and cannot be less than the highest of the following amounts:

  •
  3,833.70 Russian rubles (the offer price per Share paid in the Russian Offer);

  •
  the Shares' market value, as determined by an independent Russian appraiser whose report must be attached to the Squeeze-Out Notice; and

  •
  the highest price at which Purchaser directly or indirectly acquired or offered to acquire any of the Shares after the completion of the Russian Offer.

        Once the Squeeze-Out Notice has been delivered to WBD, it must provide the notice to its remaining shareholders and provide Purchaser with a list of its remaining shareholders. Such list cannot be compiled earlier than as of a date to be specified in the Squeeze-Out Notice, which must be between 45 and 60 days following the delivery of the Squeeze-Out Notice to WBD. Starting from the date on which the shareholder list is compiled, Purchaser would have up to 25 days to pay the purchase price in Russian rubles for all remaining Shares. During such period, the Shares will be blocked on the share register and no share transfers or encumbrances will be permitted. If any remaining shareholder has not provided its bank account details or address for postal order to Purchaser by the date on which the shareholder list is compiled, Purchaser would be required to deposit an amount equal to the purchase price for such remaining shareholder's Shares with a Russian notary public serving the area where WBD is registered or, if the Shares are held by a nominee holder who has not disclosed information about the owner of the Shares, with such nominee holder, in which case the notary public or nominee holder (as applicable) will hold the purchase price on the remaining shareholder's behalf.

        Each remaining shareholder's Shares would automatically be transferred to Purchaser within three days after its submission of documentation to WBD's share registrar that it has paid for all the remaining Shares. The remaining shareholders would not be permitted to refuse to sell their Shares, but they may bring a legal proceeding to challenge the purchase price established in the Squeeze-Out Notice.

        According to the U.S. Offer to Purchase, if upon consummation of the Offers, the PepsiCo Group meets the Squeeze-Out Requirement, it intends to commence the squeeze-out procedure within 35 days from the expiration of the Russian Offer by sending a Squeeze-Out Notice to WBD for its further dissemination to the remaining WBD shareholders. By sending the notice within 35 days from the expiration of the Russian Offer, the PepsiCo Group will pre-empt the remaining WBD shareholders' buy-out rights.

  NYSE Listing

        According to the U.S. Offer to Purchase, promptly following completion of the U.S. Offer, Purchaser intends to cause WBD to delist ADSs from the NYSE. In addition, the rules of the NYSE establish certain criteria that, if not met, could lead to the involuntary delisting of the ADSs from the NYSE. Among such criteria are the number of holders, the number of ADSs publicly held and the aggregate market value of the ADSs publicly held. As a result, even if Purchaser does not voluntarily delist the ADSs from the NYSE, depending upon the numbers of ADSs purchased pursuant to the U.S. Offer, the ADSs may no longer meet the requirements of the NYSE for continued listing on the NYSE. If the ADSs are no longer listed on the NYSE, it is possible that ADSs would continue to trade in the over-the-counter market. However, the extent of the public market for ADSs and the availability of price quotations would depend upon such factors as the number of shareholders or the aggregate market value of ADSs remaining at such time, the interest in maintaining a market in ADSs on the part of securities firms, and the possible termination of registration under the Exchange Act (as described below) and other factors. In addition, if ADSs were no longer listed on the NYSE, WBD would cease to be bound by certain listing requirements. The absence of an active trading market would reduce the liquidity and market value of your ADSs and the underlying Shares.

  Termination of Depositary Agreement

        According to the U.S. Offer to Purchase, Purchaser also intends to cause WBD to terminate the ADSs depositary agreement. If the ADS depositary agreement is terminated, holders of ADSs will only have the right to receive Shares underlying ADSs upon surrender of any Receipts representing ADSs and payment of applicable fees to the ADS Depositary. There is no U.S. public trading market for Shares. The absence of an active trading market and an ADS facility would impede the transfer of your ADSs and reduce the liquidity and market value of your ADSs and the underlying Shares.

  Reporting Obligations and Registration Under the Exchange Act

        According to the U.S. Offer to Purchase, to the extent permitted by applicable law, Purchaser intends to cause WBD to make a filing with the SEC requesting termination of the registration of the ADSs under the Exchange Act, which may result in WBD's reporting obligations under the Exchange Act being suspended and its Exchange Act registration being terminated following expiration of the Offers. Termination of the registration of ADSs and Shares under the Exchange Act would substantially reduce the information required to be furnished by WBD to holders of ADSs and Shares and to the SEC and would make certain of the provisions of the Exchange Act no longer applicable to WBD. Therefore, upon completion of the Offers, holders of ADSs should not rely on the continued registration of any ADSs under the Exchange Act.

  Margin Securities

        If registration of ADSs under the Exchange Act is terminated, ADSs may no longer constitute "margin securities" under the regulations of the Board of Governors of the U.S. Federal Reserve System if there is no ready market for ADSs, in which event ADSs would no longer be used as collateral for loans made by brokers and would no longer be eligible for listing or reporting on the NYSE.

  Trading on the Russian Trading System

        According to the U.S. Offer to Purchase, if permitted under applicable law, following completion of the Offers, Purchaser intends to delist the Shares from the Russian Trading System, so Shares will no longer trade on the Russian Trading System. The absence of an active trading market will reduce the liquidity and market value of your ADSs and the underlying Shares.

Appraisal Rights

        There are no appraisal rights in connection with the Offers.

Forward-Looking Statements

        Certain statements by WBD in this Statement are forward-looking in nature and express WBD's current opinions about trends and factors that may impact future operating results. Forward-looking statements are not historical facts and can often be identified by the use of terms like "estimates," "projects," "anticipates," "expects," "intends," "believes," "will," "may," "should" or the negative of these terms. Such statements include, without limitation, those concerning the anticipated benefits of the Offers. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. While these statements are based on sources believed to be reliable and on WBD management's current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. WBD cannot assure you that future results will be achieved. The risks and uncertainties that may cause WBD's actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Statement include: risks relating to changes in political, economic and social conditions in each of the countries in which WBD operates; in each of the countries in which WBD operates, risks relating to legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the beverage industry, currency and exchange controls and taxation legislation, and their official interpretation by governmental and other regulatory bodies and courts; risks that various courts or regulatory agencies in which WBD is involved in legal challenges or appeals may not find in its favor.

        These factors and the other risk factors described in WBD's Annual Report on Form 20-F for the year ended December 31, 2009 (in the section entitled "Item 3—Key Information—D. Risk Factors") are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors also could harm WBD's future results. Under no circumstances should the inclusion of such forward looking statements in this Statement be regarded as a representation or warranty by WBD or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Statement are made only as of the date of such statement was made, and WBD cannot assure you that projected results or events will be achieved. All forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by WBD about its business. Except to the extent required by law, WBD disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

        The following Exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	U.S. Offer to Purchase, dated March 10, 2011 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by PepsiCo on March 10, 2011).*
(a)(1)(B)	ADS Letter of Transmittal (including Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(2) to the Schedule TO filed by PepsiCo on March 10, 2011).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(3) to the Schedule TO filed by PepsiCo on March 10, 2011).*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) to the Schedule TO filed by PepsiCo on March 10, 2011).*
(a)(5)(A)	Summary advertisement published March 10, 2011 in the New York Times (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed by PepsiCo on March 10, 2011).
(e)(1)	Term Loan Agreement between PepsiCo Russia (Bermuda) Limited and Wimm Bill Dann Finance Cyprus Ltd., dated February 4, 2011 (incorporated by reference to Exhibit 99.8 to the statement on Schedule 13D filed by PepsiCo, Inc. on February 4, 2011).
(e)(2)	Term Loan Agreement between OJSC Lebedyansky and Wimm-Bill-Dann Finance Co. Ltd., dated February 4, 2011 (incorporated by reference to Exhibit 99.9 to the statement on Schedule 13D filed by PepsiCo, Inc. on February 4, 2011).
(g)	Not Applicable.

*
Included in materials mailed to holders of ADSs.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2011	WIMM-BILL-DANN FOODS OJSC
	By:	/s/ TONY D. MAHER Name: Tony D. Maher Title: Chief Executive Officer and Chairman of Management Board

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION.
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURE